Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

June 10, 2011

Item 3.	News Release

The Company’s news release dated June 10, 2011, was disseminated by Marketwire, Incorporated on June 10, 2011.

Item 4.	Summary of Material Change

The Company provided its corrected gold and silver production figures for the fourth quarter of Fiscal 2011.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated June 10, 2011

PETAQUILLA MINERALS LTD.

Per:	/s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE "A"

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Increases Production and Improves Cash Position
- Amended -

Vancouver, BC - June 10, 2011: Petaquilla Minerals Ltd. (the “Company”) announces that its gold production during the fourth quarter of Fiscal 2011 was 16,735 ounces, representing an increase of 3,910 ounces or 30% compared to its previous quarter. Prior to commencement of the fourth quarter, the Company had estimated gold production would be in the 16,000 to 17,000 ounces range.

During the same period, the installation of a new horizontal Carbon-in-Column Circuit was completed improving the efficiency of gold recovery from the milling system. In addition, gold sold increased 5% reaching 14,533 ounces and representing a 12% increase in the revenue of the Company, compared with the previous quarter. Further, gold mined and stockpiled at the end of the fourth quarter of Fiscal 2011 was 25,088 ounces, a 72% increase compared to the previous quarter end. Within the stockpiled gold as at the end of Fiscal 2011, 19,126 ounces represent future gold to be poured by the Company’s heap leaching project expected to be commissioned during the second quarter of Fiscal 2012.

In addition to gold production, a total of 19,444 silver ounces were produced during the fourth quarter of Fiscal 2011, as compared to 9,073 in the prior quarter.

The Company’s cash position as of the end of Fiscal 2011 has been estimated at US$13 million, an increase of 36% compared to the end of the third quarter of Fiscal 2011.

Additionally, during Fiscal 2011, the Company delivered 3,500 ounces of gold to Deutsche Bank AG, corresponding to the agreed terms and conditions of the Forward Gold Purchase Agreement signed during the same fiscal year.

Cash cost per ounce of gold sold during the fourth quarter of Fiscal 2011 is estimated to be in the range of US$550 to US$600. This range is based on gold ounces produced during the period, rather than on gold ounces sold as stated in the Company’s initial press release regarding the fourth quarter of Fiscal 2011.

For the current first quarter of Fiscal 2012, the Company anticipates producing 35,000 to 37,000 ounces of gold and expects to pour and sell 20,000 to 21,000 ounces of gold during the period. Looking forward, the Company intends to produce 115,000 to 125,000 gold ounces in Fiscal 2012 and 135,000 to 145,000 gold ounces in Fiscal 2013. Cash cost per ounce of gold is expected to reduce.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

Disclaimer. Certain of the statements made and information contained herein may contain forward-looking information within the meaning of applicable Canadian and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the Company's intentions with respect to the development of its mineral properties. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.